

July 20, 2021

Isaac H. Sutton
Chairman and Chief Executive Officer
Corporate Universe, Inc.
2093 Philadelphia Pike #8334
Claymont, DE 19703

>   **Re: Corporate Universe, Inc.**
>   **Amendment No. 2 to Registration Statement on Form 10-12G**
>   **Filed June 25, 2021**
>   **File No. 000-56271**

Dear Mr. Sutton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10 filed June 25, 2021

Business
History, page 1

1. We note your response to comment 2 and the reference to an IP summary review. However, we do not see the IP summary review. Please advise.

Exhibit 99, page 1

2. We have reviewed your response to comment 3 and note your position that separate audited financial statements of Oxicon Limited should not be included because your acquisition has not yet closed.   Please note that pursuant to Rule 3-05(a)(ii) of Regulation S-X by way of Rule 8-04 of Regulation S-X, if deemed significant, separate audited financial statements are required if consummation of a business acquisition has occurred or is probable.   Given the nature of the agreements entered into to date and the current

status of the acquisition, please clarify whether you deem the acquisition of Oxicon Limited to be probable.   Your response should identify all the facts and circumstances that support your conclusion.

Legal Proceedings, page 22

3.   We note your revised disclosure on page 22 regarding sales of masks against Covid-19, which is a different line of business from what you present on page 1 and elsewhere. Please clarify the extent to which the company's business relates or related to the sale of masks.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Matt Stout